UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number  001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma  74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2010

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits

23 - Consent of Independent Registered Public Accounting Firm

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2010

(With Report of Independent Registered Public Accounting Firm)

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Audit Committee
Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2010 basic financial statements taken as a whole.

/s/ BKD, LLP

Tulsa, Oklahoma
June 27, 2011

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
(In thousands)
	2010	2009
Investments, at fair value:
Money market fund	$70,262	$38,611
Mutual funds	311,762	264,448
Guaranteed investment contract funds	6,392	7,681
Government securities	72	110
Common stock of ONEOK, Inc.	307,201	293,042
Common stock of Westar Energy, Inc.	1,434	1,466
Total investments, at fair value	697,123	605,358
Notes receivable from participants	21,650	20,217
Net assets available for benefits	$718,773	$625,575
See accompanying notes to financial statements.

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010
(In thousands)
2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$92,831
Dividends	16,314
Other	152
Total investment income	109,297

Interest on notes receivable from participants	922

Contributions:
Participants	22,396
Employer	15,479
Rollovers	505
Total contributions	38,380

Total additions	148,599

Deductions to net assets attributed to:
Benefits paid to participants	(55,401)

Net increase in net assets available for benefits	93,198
Net assets available for benefits, beginning of period	625,575
Net assets available for benefits, end of period	$718,773
See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only.  Participants should refer to the full text of the Plan document for more complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (the Company).  The Plan is a defined contribution plan which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An An employee may begin participation on the first day of the month following or coinciding with employment.  There is no minimum service or age requirement.  Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 24 percent if certain contribution limitations are not exceeded.  In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6 percent; however, earnings on these contributions are taxable at the time of distribution.

Participants age 50 and older before the end of the calendar year can make an additional pre-tax or Roth 401(k) catch-up contribution if they are either deferring the 24 percent maximum pre-tax and/or Roth 401(k) contribution or will reach the maximum Internal Revenue Service (IRS) dollar limit.  The maximum dollar limit allowed in 2010 was $16,500 and the maximum catch-up contribution allowed was $5,500.  Catch-up contributions are not eligible for Company matching contributions.
Employees not covered by a collective bargaining agreement are eligible for Company matching contributions immediately upon enrollment in the Plan.  Employees covered by a collective bargaining agreement are eligible for Company matching contributions after one year of service.  The Company matches pre-tax, Roth 401 (k) and/or after-tax contributions, up to a combined maximum of 6 percent of eligible compensation, each pay period.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company.  The Plan is a defined contribution plan subject to the combined annual contribution limit.  For 2010, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $49,000, pursuant to the Internal Revenue Code (the Code) section 415 (c)(1)(A).  These limits are indexed and may be adjusted periodically by the IRS.

Participants that have ONEOK, Inc. common stock as an investment option may be eligible to receive cash payments for dividends over $100 paid on that stock.  ONEOK, Inc. common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election.  The election choices for dividends paid on ONEOK, Inc. common stock are:

1.	If the quarterly dividend is over $100, receive all of the dividend in cash;
2.	If the quarterly dividend is over $200, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock in each participant’s Plan account; or
3.	Have 100 percent of the dividends reinvested in ONEOK, Inc. common stock. This is the default election if the quarterly dividend payment is under $100.

Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.  Dividends received in cash constitute additional income for federal tax income tax purposes and are included in the participant’s gross taxable income in the year received.

(c)
Participant Accounts

Participants have the right to designate the investment of their account balances, including their contributions, deferrals and the Company’s matching contributions.  If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65.  Participants may direct the investment of their account balances to more than one option.  However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled suspension periods.  Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account.  Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.  The cost charged to a participant’s account for each share of ONEOK, Inc. common stock purchased is the average cost for all such securities purchased during the day for the Plan.  Upon change of Plan Trustee in 2011, the cost charged for each share of ONEOK, Inc. common stock purchased is based on the actual transaction price.

The Plan provides for regularly scheduled suspension periods during which participants cannot change Plan investments in ONEOK, Inc. common stock.  Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter.  A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Company’s Board of Directors.  Under the Plan, purchases and sales of ONEOK, Inc. common stock are usually temporarily suspended shortly before the record date for about three to five days in order to determine which Plan accounts hold ONEOK, Inc. common stock on the record date and are entitled to receive a dividend payment.

Certain mutual fund companies have implemented market timing restrictions designed to protect the long-term investors in the mutual fund.  These restrictions limit the number of exchanges an investor can initiate within a given period of time and certain funds charge a redemption fee.  Regularly scheduled sales for distributions and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account which involves ONEOK, Inc. common stock prior to the execution of the transaction.  For these employees, there are periods during which the participant can buy or sell ONEOK, Inc. common stock during the year.  Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter.

(d)
Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)
Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the non-forfeitable accrued benefit of the participant, whichever is less.  Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits.  The Plan allows a participant up to two loans per account at any time.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months.  The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate published in The Wall Street Journal on the first day of the month when requested.  The interest rate remains the same throughout the term of the repayment schedule.  Interest rates on the participant loans at December 31, 2010, ranged from 3.25 percent to 12.5 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances as follows:

•
After-tax employee contributions can be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500.  There is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan for all after-tax withdrawals.

•
Prior to December 31, 2010, when participants reach age 59 ½ and have completed five years of Plan participation, they are allowed a one-time in-service withdrawal from the Plan at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.  Effective January 1, 2011, unlimited in-service withdrawals are permitted.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999.  A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•	Roth 401(k) contributions and related earnings are not eligible for in-service withdrawals.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and loans as well as submitted an application to the Plan showing current proof of qualifying hardship.  If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the following six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason, and the participant’s total account balance does not exceed $5,000;
2.	the participant dies;
3.	the Plan is terminated; or
4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company.  Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70 ½, at which time a distribution of the full account is required.  If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA.  If the participant does not complete a distribution election form and the account balance is less than $1,000, a lump sum cash payment will be made.  If a distribution election form is not completed and the balance is between $1,000 and $5,000, it will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant.  In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions.  The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan.  An additional 10 percent income tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59 ½, or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

       The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)
Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the Plan’s investments.  Mutual funds are valued at the net asset value of shares held by the Plan at year end.  The guaranteed investment contract funds are the result of the Plan’s investment in the Federated Capital Preservation Fund and the SEI Stable Asset Fund, which primarily invest in guaranteed investment contracts, synthetic guaranteed investment contracts and other investments with similar characteristics.  Investments in the guaranteed investment contract funds are stated at contract value, which approximates fair value.  The Plan’s investments in guaranteed investment contract funds are valued based on information reported by the Plan Trustee using audited financial statements of the guaranteed investment contract funds.  Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  All other investments are stated at fair value based on the current market value of the respective investments at the end of the year.  The investments and notes receivable were held by Bank of Oklahoma, N.A., as Plan Trustee, at December 31, 2010 and 2009.  Effective January 1, 2011, the investments and notes receivable were transferred to Fidelity Investment Company (Fidelity), as Plan Trustee.

The Company had a Plan Expense Reimbursement Program with Fidelity through December 31, 2010, which paid the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan.  The total quarterly payment was limited to $6.25 per participant as of the last day of the quarter.  This quarterly payment was paid by Fidelity and does not impact the overall expense ratio of the fund.  The Company passed the quarterly payments through as earnings to participants invested in the Fidelity mutual fund offered by the Plan.  The quarterly payments were allocated based on each individual participant’s account balance on the day the reimbursement was received.  Due to the change in the Plan Trustee effective January 1, 2011, payments from Fidelity and allocations to the participants’ accounts will occur on an annual basis.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)
Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant which includes loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the Plan Document.  For the year ended December 31, 2010, the Company paid all costs and expenses for administering the Plan and has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)
Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code.  The Plan received a favorable determination letter from the IRS dated November 4, 2002, stating that the Plan, as designed with the proposed amendments (which were adopted in the amendment and restatement effective January 1, 2003), was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated within the applicable requirements of the Code.  A request for an updated determination letter has been submitted to the IRS.

(f)
Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

(g)
Recently Issued Accounting Standards Update

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements,” which established new disclosure requirements and clarified existing requirements for disclosures of fair value measurements.  ASU 2010-06 requires the Plan to add two new disclosures, when applicable: (i) transfers in and out of Level 1 and 2 fair value measurements including the reasons for the transfers, and (ii) a gross presentation of activity within the reconciliation of Level 3 fair value measurements.  Except for separate disclosure of purchases, sales, issuances and settlements in the reconciliation of the Level 3 fair value measurements, the Plan applied this guidance in 2010.  The separate disclosure of purchases, sales, issuances and settlements in the reconciliation of the Level 3 fair value measurements will be required for the Plan’s 2011 financial statements.  The Plan does not expect the impact to be material.  ASU 2010-06 requires prospective application in the period of adoption.  See Note (3)(a) for more discussion of the Plan’s fair value measurements.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” which requires loans to participants to be classified as notes receivable from participants which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  Previously, loans were classified as investments and reported at fair value.  The Plan adopted this guidance as of December 31, 2010, and has retrospectively applied it to the prior period presented. The impact was not material.

(3)	Investments

(a)
Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels.  The levels of the hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data.

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate.  These unobservable inputs are developed based on the best information available and may include our own internal data.  In certain cases where Level 1 and Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.

The following tables set forth the Plan’s recurring fair value measurements for the level within the fair value hierarchy for the periods indicated (in thousands):

	Fair Value at December 31, 2010
Assets	Level 1	Level 2	Level 3	Total
Investments:
Money market fund	$70,262	$-	$-	$70,262
Mutual funds	311,762	-	-	311,762
Guaranteed investment contract funds	-	-	6,392	6,392
Government securities	72	-	-	72
Common stock of ONEOK, Inc.	307,201	-	-	307,201
Common stock of Weststar Energy, Inc.	1,434	-	-	1,434
Total investments	$690,731	$-	$6,392	$697,123

	Fair Value at December 31, 2009
Assets	Level 1	Level 2	Level 3	Total
Investments:
Money market fund	$38,611	$-	$-	$38,611
Mutual funds	264,448	-	-	264,448
Guaranteed investment contract funds	-	-	7,681	7,681
Government securities	110	-	-	110
Common stock of ONEOK, Inc.	293,042	-	-	293,042
Common stock of Weststar Energy, Inc.	1,466	-	-	1,466
Total investments	$597,677	$-	$7,681	$605,358

The following table sets forth a reconciliation of the Plan’s recurring Level 3 fair value measurements for the period indicated (in thousands):

Guaranteed Investment Contract Funds
Balance, January 1, 2010	$7,681
Total realized gains included in earnings	160
Purchases, issuances and settlements, net	(1,449)
Balance, December 31, 2010	$6,392

(b)	Individual Investments Greater Than 5 percent of Net Assets

The following table presents the fair value of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2010 and 2009 (in thousands):

	2010	2009
Cavanal Hill U.S. Treasury Fund	$70,262	$38,611
American Beacon Large Cap Value Fund	$42,917	$39,784
Fidelity Balanced Fund	$36,825	$31,762
Vanguard Primecap Fund	$63,825	$61,106
PIMCO Total Return Fund	$49,307	$32,294
Common stock of ONEOK, Inc.	$307,201	$293,042

(c)	Net Appreciation by Investment Class

The following table presents the net appreciation (depreciation) in fair value for each class of investment for the year ended December 31, 2010 (in thousands):

2010
Mutual funds	$33,364
Government securities	(26)
Common stock of ONEOK, Inc.	59,270
Common stock of Westar Energy, Inc.	221
Money market funds	2
Net appreciation	$92,831

(d)
Investment Options

The following funds are frozen and no new participant or company matching contributions may be invested in the following investment options:  SEI Stable Asset Fund, Federated Capital Preservation Fund, Series “EE” Savings Bonds and common stock of Westar Energy, Inc.  In 2010, the following fund options were closed to participants:  Laudus Rosenberg U.S. Discovery Fund, Cavanal Hill U.S. Treasury Fund and Federated Capital Preservation Fund.  All investments not transferred out of the Laudus Rosenberg U.S. Discovery Fund by June 7, 2010, were automatically transferred to the JP Morgan Small Cap Equity Fund.  Investments not transferred out of Cavanal Hill U.S. Treasury Fund and Federated Capital Preservation Fund as of January 3, 2011, were automatically transferred to the Federated Government Obligations Fund-Institutional.

(4)
Related Party Transactions

The Cavanal Hill U.S. Treasury Fund is managed by a subsidiary of Bank of Oklahoma, N.A., the Plan Trustee as of December 31, 2010, and therefore transactions in that fund qualify as parties-in-interest transactions.  Transactions in the ONEOK, Inc. common stock and participant loan transactions qualify as parties-in-interest transactions.  Due to the change in Plan Trustee, transactions in Fidelity Balanced Fund, managed by Fidelity, qualify as parties-in-interest transactions.

(5)
Temporary Suspension of Trading upon Change in Plan Trustee

In order to accommodate the change in Plan Trustee to Fidelity, the Plan was in a blackout period from December 17, 2010, to January 14, 2011, during which participants and beneficiaries of the Plan were temporarily unable to (1) direct or diversify investments in their individual accounts, (2) obtain a loans or distributions from the Plan, (3) change future investment elections, (4) transfer assets from one investment fund option to another, or (5) adjust the amount of periodic contributions.

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in-	Identity of Issue,	Description of Investment
Interest	Borrower, Lessor,	Including Maturity Date, Rate		Current
Identification	or Similar Party	of Interest, Par or Maturity Value	Cost	Value
*	Cavanal Hill U.S.
	Treasury Fund	Money market fund - 70,261,586 shares	**	$70,262
	American Beacon Large
	Cap Value Fund	Mutual fund - 2,200,871 shares	**	42,917
	Dodge and Cox
	International Stock Fund	Mutual fund - 905,948 shares	**	32,351
*	Fidelity Balanced Fund	Mutual fund - 2,020,027 shares	**	36,825
	American Funds Growth
	Fund of America	Mutual fund - 272,066 shares	**	8,282
	JP Morgan Small Cap
	Equity Fund	Mutual fund - 817,451 shares	**	30,033
	Schwab Managed Retirement
	Trust Income Fund	Mutual fund - 104,704 shares	**	1,375
	Schwab Managed Retirement
	Trust 2010 Fund	Mutual fund - 169,685 shares	**	2,827
	Schwab Managed Retirement
	Trust 2020 Fund	Mutual fund - 240,925 shares	**	4,252
	Schwab Managed Retirement
	Trust 2030 Fund	Mutual fund - 187,079 shares	**	3,427
	Schwab Managed Retirement
	Trust 2040 Fund	Mutual fund - 97,009 shares	**	1,789
	Schwab Managed Retirement
	Trust 2050 Fund	Mutual fund - 116,428 shares	**	1,137
	Vanguard Primecap Fund	Mutual fund - 934,878 shares	**	63,825
	Vanguard Institutional
	Index Fund	Mutual fund - 290,543 shares	**	33,415
	PIMCO Total Return Fund	Mutual fund - 4,530,415 shares	**	49,307
	SEI Stable Asset Fund	Guaranteed investment contract fund - 779,015 shares	**	779
	Federated Capital
	Preservation Fund	Guaranteed investment contract fund - 560,031 shares	**	5,613
	Series "EE" Bonds	U.S. Government securities - 39,700 shares	**	72
*	ONEOK, Inc.	Common stock - 5,538,155 shares	**	307,201
	Westar Energy, Inc.	Common stock - 56,295 shares	**	1,434
*	Notes receivable from participants	Notes receivable from participants at interest rate
		ranging from 3.25% to 12.5% and various maturities	**	21,650
				$718,773
*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Plan for Employees
of ONEOK, Inc. and Subsidiaries

Date: June 27, 2011	ONEOK, Inc.

By: /s/ Robert F. Martinovich
Robert F. Martinovich
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT
NUMBER                               EXHIBIT

23	Consent of Independent Registered Public Accounting Firm